

October 15, 2012

<u>Via E-mail</u>
Gregorio Formoso
President and Chief Executive Officer
AIM Exploration Inc.
Suite 514, VGP Center
6772 Ayala Avenue
Makati City, Manila
Philippines

   Re: AIM Exploration Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed October 1, 2012
     File No. 333-182071

Dear Mr. Formoso:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please include the date the registration statement was filed on the cover of the registration statement.

Summary Financial Information, page 6

3.   We note your response to comment 5 in our letter dated July 9, 2012 and see that you have amended your summary financial information to include information as of August 31, 2011 and August 31, 2010 and for the nine months ended May 31, 2012 and cumulative periods ended May 31, 2010 and May 31, 2011. We note the following regarding your revised tables:

- Labeling of your financial information as either "audited" or "unaudited" should correspond to the financial statements in your filing. For example, we note you have labeled your balance sheet information as of August 31, 2010 as "unaudited", whereas your financial statements indicate that these amounts have been audited. Please revise your headings to correctly identify information as audited or unaudited.

- Revise your tables to include summary financial information for each of the annual periods included in your filing.

- Cumulative income statement information included should be presented to the date of your most recent interim period presented.

Risk Factors, page 7

4.   Your revisions in response to comment 6 in our letter dated July 9, 2012 should address not only the example provided but all material risks to doing business in the Philippines including, as further examples, risks relating to the acquisition of permits, taxation and enforcement of contracts. Please revise further.

Description of Business, page 14

5.   Please provide the complete description of the agreement to purchase shares of Pah-Hsu-Qhuin Philippines Mining, as requested in comment 11 in our letter dated July 9, 2012. Also, provide a complete description of the terms of the management agreement referenced in your revised disclosure on page 14. File both agreements as exhibits.

6.   We note your response to comment 13 in our letter dated July 9, 2012. Please provide disclosure regarding the amount paid for your property and the conditions that must be met to retain your rights, claims or leases; including the quantification and timing of all necessary payments.

7.   We note your response to comment 14 in our letter dated July 9, 2012 and we reissue the comment. Supplementally, and not as part of your filing, please provide the requested information pursuant to paragraph (c)(3) of Industry Guide 7.

8.   We note your response to comment 15 in our letter dated July 9, 2012. Please provide disclosure regarding the infrastructure located on your property, including a source for power and water.

9.   We note your response to comment 18 in our letter dated July 9, 2012. Please remove all estimates of quantities of mineralization until you have defined a proven or probable reserve pursuant to paragraph (b)(5)(3) of Industry Guide 7.

World Market, page 15

10.   We note your response to comment 16 in our letter dated July 9, 2012. Please disclose in the filing the basis for all of your assertions about the price and volume information disclosed in the Domestic Market and World Market sections. If this information is not publicly available, identify the buyers with whom you had discussions and the data provided by such buyers. Clarify the portion of the feldspar market represented by the buyers with whom you had discussions. Provide an analysis of how the data provided by the buyers supports your claims regarding volume and pricing in the feldspar market.

11.   We note your response to comment 20 in our letter dated July 9, 2012. Please tell us when you intend to file an amendment containing the revised disclosure.

Prior Exploration, page 18

12.   It remains unclear from your revisions in response to comment 21 in our letter dated July 9, 2012 when your mining leases expire. Please clarify. Also, clarify the current status of the renewal of each of the leases.

Our Planned Exploration Program, page 19

13.   Please update your disclosure in this section as requested in comment 22 in our letter dated July 9, 2012.

14.   We acknowledge your response to comment 23 in our letter dated July 9, 2012 and will review the supporting documentation upon receipt.

15.   It remains unclear from your disclosure and your response to comment 24 in our letter dated July 9, 2012 whether you have existing customers. Please clarify the status of the customers you disclose and the extent to which you are dependent upon particular customers.

Compliance with Government Regulation, page 19

16.   As requested in comment 25 in our letter dated July 9, 2012, please provide a materially complete description of the regulations that affect your business.

Directors, Executive Officers, Promoters and Control Persons, page 25

17.   Clearly state the specific experience, qualifications, attributes or skills that led to the conclusion that either Gregorio Formoso or Guil Rivera should serve as a director, as requested in comment 27 in our letter dated July 9, 2012.

18.   Refer to comment 28 in our letter dated July 9, 2012. We note that you deleted the dates in which Guil Rivera served in various positions. Please disclose clearly the dates each of your officers and directors served in the roles you disclose and describe the nature of their activities in those roles, not merely their titles.

Certain Relationships and Related Transactions, page 27

19.   Please clarify the date of the loans from Guil Rivera referenced in your revised disclosure.

AIM Exploration, Inc. Financial Statements August 31, 2011\

20.   Please update and include the audited financial statements for the two years ended August 31, 2012 in your next amendment to comply with Rule 8-08 of Regulation S-X. Please note that you will need to update management's discussion and analysis to discuss the two year comparative period and update other corresponding financial information throughout your filing.

Audited Financial Statements for the Fiscal Year Ended August 31, 2011

General

21.   Your correspondence does not provide a response to comment 30 in our letter dated July 9, 2012. Please provide a substantive response addressing each of the points in prior comment 30 in your next response letter.

Note 6 - Income Taxes, page F-6

22.   We note your response to comment 31 in our letter dated July 9, 2012 indicating that you have included appropriate labeling of your table included in your tax footnote. However, we do not see any corresponding revisions in your amended filing. Please revise your table to include the requested labels.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig Arakawa, Senior Staff Accountant, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Staff Engineer at (202) 551-3610 if you have questions on engineering related matters. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann, at (202) 551-3713 with any other questions.

Sincerely

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc (via e-mail): Esmeralda Musailov, Esq.